

August 14, 2013

Joseph E. Teichman, Esq.
Lightstone Value Plus Real Estate Investment Trust III, Inc.
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

> **Re:** **Lightstone Value Plus Real Estate Investment Trust III, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-11**
> **Submitted July 31, 2013**
> **CIK No. 0001563756**

Dear Mr. Teichman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note that you have changed your investment objective to focus primarily on hotels. We further note your disclosure on page 6 that your advisor has no experience in employing your "opportunistic real estate investment strategy." Please revise to clarify whether your sponsor has experience in investing in hotels and provide related risk factor disclosure, as applicable.

Estimated Use of Proceeds, page 74

2. We note your breakdown of the portions of offering proceeds that you may use to acquire non-hotel assets. Please include similar disclosure in footnote (7) to your table. Furthermore, please also discuss if those breakdowns will change if you raise substantially less than the maximum.

<u>Investment Objectives and Criteria, page 109</u>

3.   We note your disclosure in the fifth paragraph that you believe that you are able to generate higher occupancy rates and revenue than similar properties in the same geographic areas. We also note that you own no investments. Please substantiate this claim or remove this disclosure.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor

cc: Peter M. Fass, Esq.